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PROSPECTUS SUPPLEMENT                                             Rule 424(b)(3)
                                                              File No. 333-83521


                                    CRAY INC.
                       SUPPLEMENT DATED AUGUST 23, 2000 TO
                       PROSPECTUS DATED SEPTEMBER 2, 2000


George W. Schiele, one of the Selling Shareholders named in the Prospectus, has transferred 10,000 shares of our Common Stock and warrants to purchase 10,000 shares of our Common Stock to Templeton Holdings Ltd., which shares (including the shares issuable upon exercise of the warrants) may be sold pursuant to this Prospectus by Templeton Holdings Ltd. and its pledgees, donees, transferees and successors in interest. Templeton Holdings Ltd. does not beneficially own any other shares of our Common Stock or common stock purchase warrants and has not had any material relationship with us or any of our affiliates within the past three years.